

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2020

Leen Kawas, Ph.D.
Chief Executive Officer
Athira Pharma, Inc.
4000 Mason Road, Suite 300
Seattle, WA 98195

> **Re:** **Athira Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.9**
> **Filed August 26, 2020**
> **File No. 333-248428**

Dear Dr. Kawas:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance